Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Description of Capital Stock is a part, as well as to the applicable provisions of the Nevada Revised Statutes. Under this “Description of Capital Stock,” “we,” “us,” “our” “Fresh Vine Wine,” “Fresh Vine” and “our Company” refer to Fresh Vine Wine, Inc.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of preferred stock, $0.001 par value per share.

Common stock

Voting rights.    Each share of our common stock is entitled to one vote on all stockholder matters. Shares of our common stock do not possess any cumulative voting rights. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the Nevada Revised Statutes, our articles of incorporation or bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividend rights.    Holders of common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any preferential or other rights of any outstanding preferred stock.

Liquidation rights.    upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other matters.    No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-takeover Effects of our Charter Documents and under Nevada Law

Our Articles of Incorporation and Bylaws

Our articles of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

●	No cumulative voting. The Nevada Revised Statutes provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the articles of incorporation specifically authorizes cumulative voting. Our articles of incorporation do not authorize cumulative voting. As such, the combination of the present concentration of share ownership within a few stockholders and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of us by replacing our board of directors.

●	Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

●	Actions by written consent; special meetings of stockholders. Our articles of incorporation provide that stockholder action can be taken only at an annual or special meeting of stockholders, or by written consent in lieu of a meeting. Our bylaws also provide that special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer, the president, or in their absence or disability, by any vice president, or by the board of directors (by action of a majority of the directors).

●	Authorized but unissued shares. Our authorized but unissued shares of common and preferred stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects under Nevada Law

Some features of the Nevada Revised Statutes, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

Acquisition of Controlling Interest

The Nevada Revised Statutes contain provisions governing acquisition of controlling interest of a Nevada corporation. These provisions provide generally that any person or entity that acquires a certain percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares as to which any of such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

●	20% or more but less than 33-1/3%;

●	33-1/3% or more but less than or equal to 50%; or

●	more than 50%.

The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from these provisions through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from these provisions.

These provisions are applicable only to a Nevada corporation, which:

●	has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and

●	does business in Nevada directly or through an affiliated corporation.

To the extent that these provisions apply to us, they may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholders

The Nevada Revised Statutes contain provisions governing combination of a Nevada corporation that has 200 or more stockholders of record with an interested stockholder. To the extent that these provisions apply to us, they may have the effect of delaying or making it more difficult to effect a change in control of our company.

A corporation affected by these provisions may not engage in a combination within three years after the interested stockholder acquires his, her or its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. Generally, if approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors before the person became an interested stockholder or a majority of the voting power held by disinterested stockholders, or if the consideration to be received per share by disinterested stockholders is at least equal to the highest of:

●	The highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or within three years immediately before, or in, the transaction in which he, she or it became an interested stockholder, whichever is higher;

●	the market value per share on the date of announcement of the combination or the date the person became an interested stockholder, whichever is higher; or

●	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock, if any.

Generally, these provisions define an interested stockholder as a person who is the beneficial owner, directly or indirectly of 10% or more of the voting power of the outstanding voting shares of a corporation. Generally, these provisions define combination to include any merger or consolidation with an interested stockholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested stockholder of assets of the corporation:

●	having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

●	having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or

●	representing 10% or more of the earning power or net income of the corporation.

Removal of Directors

The Nevada Revised Statutes provides that a director may be removed from office only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. As such, it may be more difficult for stockholders to remove directors due to the fact the Nevada Revised Statutes requires greater than majority approval of the stockholders for such removal.

Exclusive Forum Selection

Under our bylaws, and unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if that court does not have jurisdiction, the federal district court for the District of Nevada or other state courts of the State of Nevada) shall, to the fullest extent permitted by law, be the exclusive forums for (a) any derivative action or proceeding brought in the name or right of the Company or on the Company’s behalf, (b) any action asserting or based upon a claim of breach of any duty owed by any director, officer, employee or agent of the Company to the Company or to the Company’s stockholders, (c) any action or assertion of a claim arising pursuant to any provision of Chapter 78 or Chapter 92A of the Nevada Revised Statutes or the Company’s articles of incorporation or bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Company’s articles of incorporation or bylaws or (e) any action asserting a claim against the Company governed by the internal affairs doctrine.

Notwithstanding the foregoing, our bylaws provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe this provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies, a court may determine that this provision is inapplicable (including as a result of the above exclusions) or unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Corporate Opportunities

Our articles of incorporation provide that we renounce any interest or expectancy in the business opportunities of Nechio & Novak, LLC and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on Liability and Indemnification of Directors and Officers

Nevada law permits a company to indemnify its directors and officers, except for any act of dishonesty. The Company has provided in its articles of incorporation and bylaws for the indemnification of its officers and directors against expenses, judgments, fines and amounts paid in settlement actually and reasonably necessarily incurred in connection with the defense of any action, suit or proceeding in which they are a party by reason of their status as an officer or director, provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, without reasonable cause to believe their conduct was unlawful. We have also entered into customary indemnification agreements with each of our directors and officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

The Company’s articles of incorporation limit or eliminate the personal liability of its officers and directors for damages resulting from breaches of their fiduciary duty for acts or omissions, except for damages resulting from acts or omissions which involve intentional misconduct, fraud, a knowing violation of law, or the inappropriate payment of dividends in violation of Nevada Revised Statutes.

The above discussion of our articles of incorporation, bylaws and Nevada law is not intended to be exhaustive and is respectively qualified in its entirety by such articles of incorporation, bylaws and applicable Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE American under the symbol “VINE” and began trading on December 14, 2021. Prior to that date, there was no public trading market for our common stock.

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